UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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This Report on Form 6-K contains a press release issued by Statoil ASA on May 12, 2015, entitled "Statoil announces changes in corporate structure and top management team ".

Statoil announces changes in corporate structure and top management team

Statoil (OSE:STL, NYSE:STO) appoints new Chief Financial Officer (CFO), and launches business area for New Energy Solutions (NES). Three new Executive Vice Presidents (EVPs) are appointed as members of the Corporate Executive Committee (CEC).

CFO Torgrim Reitan is appointed EVP for Development & Production USA (DPUSA) after Bill Maloney decided to not prolong his contract with Statoil. Hans Jakob Hegge is appointed new EVP and CFO. Hegge comes from the position as senior vice president for Operations North in Development & Production Norway.

Irene Rummelhoff is appointed EVP for New Energy Solutions, and Jens Økland new EVP for Marketing, Midstream & Processing. Rummelhoff and Økland starts in their new positions 1 June 2015. Reitan and Hegge will start in their new positions 1 August 2015.

“I am glad that Torgrim Reitan has accepted the opportunity to lead DPUSA, and pleased to welcome Hans Jakob Hegge, Irene Rummelhoff and Jens Økland as new members of my management team. Their deep and broad experience brings renewal to the CEC addressing our future challenges”, says Eldar Sætre, president and CEO of Statoil.

The new DPUSA will further focus the effort to strengthen the profitability of our offshore assets in Gulf of Mexico and US onshore shale oil and gas operations. In combination, the offshore and onshore activities in the USA give Statoil a strong position in the world’s largest, integrated energy market.

Statoil’s offshore and onshore business in Canada becomes part of the business area Development & Production International (DPI). The Canada-activities adds materiality and longevity in the DPI-portfolio, and provides further opportunities to create synergies with offshore activities in Brazil, the UK and Tanzania.

“I am grateful to Bill, who joined Statoil in 2002 as head of global exploration. Leading our North America business since 2010 he has been instrumental in maturing our GoM portfolio and building Statoil’s position as onshore operator,” says Sætre.

The transition of the global energy systems to a low carbon society creates new business and growth opportunities within renewables and new energy solutions. Statoil will establish a new business area for New Energy Solutions (NES) to drive further profitable growth within these areas.

Establishing NES as a separate business area reporting directly to the CEO reflects the aspirations to gradually complement the oil and gas portfolio with profitable renewable energy and other low-carbon energy solutions. A more detailed plan for the business will be developed as an integrated part of Statoil’s strategy.

The development of the energy systems open opportunities to create new profitable solutions, combining Statoil’s oil and gas portfolio, project delivery capacity and ability to integrate technological solutions. As a starting point the existing offshore wind portfolio will constitute our activities in this area.

The ambition is to grow and potentially expand into other sources of renewable energy, while also considering appropriate financial structures. The business area will seek new opportunities to deliver attractive returns through technology and business innovation, as well as venture activities.

Irene Rummelhoff has been appointed EVP to lead the development of the business area. Rummelhoff comes from the position as senior vice president for Exploration Norway in Statoil.

Jens Økland has been appointed EVP and will head up the new Marketing, Midstream & Processing business area (MMP). The renewable business is carved out of the previous Marketing, procession and Renewable energy business area (MPR). Acting EVP for MPR since October 2014, SVP Tor Martin Anfinnsen will take the position as SVP Marketing and trading in MMP.

“I thank Tor Martin, who took on the challenge at short notice and has led MPR effectively during a time of considerable change,” says CEO Eldar Sætre.

Background information on appointees

Torgrim Reitan has been appointed executive vice president (EVP) for Development & Production USA. He assumes his new responsibilities from 1 August 2015 and his office location will be Houston.

Reitan has 20 years of Statoil experience. He has broad and diversified leadership experience, both in Norway and internationally. During his five years as CFO Reitan was a driving force in supporting the business areas’ strategy development, performance and improvement agenda. In the Corporate executive committee (CEC), Reitan took early moves to address the key challenges of our industry, reducing cost and increasing capital efficiency through corporate improvement programs to strengthen Statoil’s overall competitiveness and value creation.

Reitan holds a MSc. degree in Business from Norges Handelshøyskole, 1995.

Hans Jakob Hegge will succeed Reitan as EVP and CFO from 1 August 2015, located in Stavanger. Hegge is currently senior vice president for Development & Production (DPN) Operations North, based in Harstad, Norway.

Hans Jakob Hegge bring 20 years of experience from Statoil, and has delivered consistent leadership to drive change and efficiency, including the recent successful turnaround of operational performance at the Snøhvit plant in his current role. Heading up Joint Operations and Operations East in DPN, he had a leading role in the implementation of the new operating model after the merger with Norsk Hydro’s oil and gas division.

Prior to this Hans Jakob worked in Statoil’s Natural gas business, and later led the development of Global Business Services (GBS) from 2005 to 2009. Hegge’s experience will be important for the CFO function going forward, transitioning Statoil to an even more efficient company and developing the global footprint.

Hegge holds a MSc degree in Business from Norges Handelshøyskole, 1994.

Irene Rummelhoff has been appointed as EVP of the New Energy Solutions (NES) business area from 1 June 2015. Her office location will be in Stavanger. Since January 2014 she has been SVP for Exploration Norway.

Rummelhoff has extensive commercial experience and broad value chain knowledge from her career in Statoil since 1991, particularly in the area of business development and Natural Gas.

The new business area will focus on developing commercial sources of alternative energy, as well as looking at investments in proven alternative and renewable energy. Rummelhof has seven years of international experience, heading up the strengthening of our asset base in North America, including the acquisition of Brigham Exploration Company in 2011.

Rummelhoff holds a MSc. degree in Geology/Geophysics, Norwegian University of Science and Technology, 1990.

Jens Økland has been appointed EVP for the Marketing, Midstream & Processing (MMP) organisation from 1 June 2015. His office location will be in Stavanger.

Jens Økland brings 21 years of experience from Statoil, mainly in the downstream sector. He was previously senior vice president in MPR where he was responsible for Portfolio and Supply and US Gas in MPR Natural Gas.

In 2013 he moved to DPN to the position as VP of Operations for the Åsgard area. His extensive experience in the downstream sector and varied exposure to both international and operational areas of the business gives him a strong background to lead the new MP organisation and as a member of the CEC.

Økland holds a MSc. degree in Business from Handelshøyskolen BI, 1994

Further information from:

Investor relations
Peter Hutton, Senior vice president Investor relations, +44 7881 918 792 (mobile)

Press
Jannik Lindbæk jr., Vice president Media relations, +47 977 55 622 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 12, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer